April 2, 2020

Jeffrey S. Ervin
Chief Executive Officer
IMAC Holdings, Inc.
1605 Westgate Circle
Brentwood, Tennessee 37027

       Re: IMAC Holdings, Inc.
           Registration Statement on Form S-3
           Filed March 27, 2020
           File No. 333-237455

Dear Mr. Ervin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Spencer G. Feldman, Esq.